

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 7, 2007

Mail Stop 7010

<u>via U.S. mail and facsimile</u>
Mark S. Berg
Pioneer Southwest Energy Partners, LP
5205 N. O'Connor Blvd. Suite 200
Irving, Texas
75309

> **Re; Pioneer Southwest Energy Partners, LP.**
> **Amendment No. 2 Registration Statement on Form S-1**
> **Filed October 17, 2007**
> **File No. 333-144868**

Dear Mr. Berg:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 3. Please provide us supplementally with a copy of the marketing agreement entered into by Pioneer Natural Resources Company and the entities to which it markets your oil and gas production. We may have further comment.

2.   We note your response to prior comment 3. Please clarify for us the statement in your response that Pioneer "determines in its sole discretion the appropriate arrangements therefor." Specifically, please advise us of whether Pioneer retains the discretion to allocate revenues in a manner that is not proportionate to production contributed. We may have further comment.

Long-Term Incentive Plan, page 103

3.   We refer you to Item 402(b)(1)(v) of Regulation S-K. You disclose that the partnership will be 100% responsible for compensation provided pursuant to the Pioneer Southwest Energy LP 2007 Long-Term Incentive Plan.   In light of the compensation directly attributable to the partnership, please supplement your disclosure regarding the material terms of the plan. For example, to the extent the plan administrator has established "specified financial objectives" that must be achieved in order for awards to be made, revise to disclose the specific objectives established for fiscal 2007. Additionally, if there are other objectives such as operational, strategic and personal achievement targets and/or goals that will be considered in the awarding of long-term incentive compensation, revise to disclose such objectives. We may have further comment.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Robert Kimball, Esq. (by facsimile)
William Finnegan, Esq.
A. Parker
M. Duru